SOUTHWEST GEORGIA FINANCIAL CORPORATION

			       MOULTRIE, GEORGIA

				  __________







		       CONSOLIDATED FINANCIAL STATEMENTS

		for the years ended December 31, 1996 and 1995















				C O N T E N T S
				  __________


								      Pages

Independent Auditor's Report                                            51


Consolidated Financial Statements:

  Balance Sheets                                                        52

  Statements of Income                                                  53

  Statements of Changes in Stockholders' Equity                         54

  Statements of Cash Flows                                              55

  Notes to Financial Statements                                       56-75

			 INDEPENDENT AUDITOR'S REPORT

The Directors and Stockholders of Southwest
  Georgia Financial Corporation

We have audited the consolidated balance sheets of Southwest Georgia Financial Corporation and Subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Southwest Georgia Financial Corporation and Subsidiary at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1996, in conformity with generally accepted accounting principles.



Albany, Georgia
January 24, 1997

				SOUTHWEST GEORGIA FINANCIAL CORPORATION

				      CONSOLIDATED BALANCE SHEETS
				      December 31, 1996 and 1995
					      __________
				     ASSETS             1996              1995
Cash and due from banks                            $   7,353,763     $   7,645,411
Interest-bearing deposits with banks                   1,231,827         4,416,595
Federal funds sold                                     2,010,000            85,000
Securities to be held to maturity (estimated
  fair value of $75,997,086 and $73,010,634)          75,480,199        71,327,387
Loans, less allowance for loan losses
  of $2,008,655 and $2,139,532                       114,200,228       114,453,181
Premises and equipment, net                            3,333,961         3,271,607
Other assets                                           5,873,453         6,164,757
      Total assets                                 $ 209,483,431     $ 207,363,938

		       LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Deposits:
    Non-interest bearing                           $  22,023,134    $   21,509,590
    NOW accounts                                      33,611,501        37,271,361
    Money market                                      11,642,438        10,637,877
    Savings                                           14,407,557        14,568,071
    Certificates of deposit $100,000 and over         19,440,345        17,692,184
    Other time accounts                               71,744,099        72,130,873
      Total deposits                                 172,869,074       173,809,956

  Federal funds purchased and securities
    sold under repurchase agreements                   2,176,946         1,810,000
  Other borrowed funds                                 1,500,000         1,500,000
  Long-term debt                                       8,000,000         8,000,000
  Other liabilities                                    2,424,097         2,239,058
      Total liabilities                              186,970,117       187,359,014

Stockholders' equity:
  Common stock - par value $1; authorized
  5,000,000 shares; issued 3,000,000 shares            3,000,000         3,000,000
  Capital surplus                                      2,010,046         1,961,067
  Retained earnings                                   19,918,917        17,492,226
  Treasury stock 439,209 shares for
    1996 and 445,158 for 1995, at cost              (  2,415,649)     (  2,448,369)

      Total stockholders' equity                      22,513,314        20,004,924

       Total liabilities and stockholders' equity  $ 209,483,431     $ 207,363,938

The accompanying notes are an integral part of these financial statements.

				SOUTHWEST GEORGIA FINANCIAL CORPORATION

				   CONSOLIDATED STATEMENTS OF INCOME
			 for the years ended December 31, 1996, 1995, and 1994
					      __________
						 1996              1995              1994
Interest income:
  Interest and fees on loans               $  12,292,142     $  12,392,666     $  11,117,293
  Interest and dividends on securities
    held to maturity:
    Taxable                                    4,624,018         4,265,179         3,677,791
    Tax exempt                                    37,500            37,500            37,500
  Interest on other short-term investments       254,892           397,131           285,772
      Total interest income                   17,208,552        17,092,476        15,118,356

Interest expense:
  Deposits                                     6,523,468         6,553,867         5,083,170
  Other borrowings                               688,037           688,544           735,101

      Total interest expense                   7,211,505         7,242,411         5,818,271

      Net interest income                      9,997,047         9,850,065         9,300,085

Provision for loan losses                        180,000           260,000           120,000

      Net interest income after
	provision for loan losses              9,817,047         9,590,065         9,180,085

Noninterest income:
  Service charges on deposit accounts            867,332           820,989           770,749
  Fees for trust services                        240,975           208,985           221,703
  Net losses on sale of securities
    held to maturity                                  -        (   132,908)      (   384,247 )
  Other income                                   381,106           349,740           143,048
      Total noninterest income                 1,489,413         1,246,806           751,253

Noninterest expense:
  Salaries and employee benefits               3,555,217         3,373,162         3,103,933
  Occupancy expense                              380,696           364,855           303,070
  Equipment expense                              423,914           322,802           308,338
  Other operating expenses                     2,233,506         2,271,948         2,047,402
      Total noninterest expenses               6,593,333         6,332,767         5,762,743

      Income before income taxes               4,713,127         4,504,104         4,168,595

Provision for income taxes                     1,621,000         1,555,200         1,499,800

      Net income                            $  3,092,127      $  2,948,904      $  2,668,795

Earnings per share of common stock:
  Net income                                $       1.21      $       1.16      $       1.05

  Weighted average shares outstanding          2,557,474         2,545,622         2,532,868

The accompanying notes are an integral part of these financial statements.

			       SOUTHWEST GEORGIA FINANCIAL CORPORATION

		      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
			 for the years ended December 31, 1996, 1995, and 1994
					      __________
                                                                                             Total
				  Common       Capital       Retained      Treasury      Stockholders'
				   Stock       Surplus       Earnings        Stock          Equity

Balance at December 31,
  1993 as previously
  reported                     $ 1,500,000   $ 1,895,515   $ 14,874,761   $(2,587,552)   $ 15,682,724

Effect of two-for-one
  stock split                    1,500,000            -      (1,500,000)           -               -

Balance at December 31,
  1993 as adjusted               3,000,000     1,895,515     13,374,761    (2,587,552)     15,682,724

Net income                              -             -       2,668,795            -        2,668,795

Sale of treasury stock                  -         17,701             -         47,960          65,661

Cash dividend declared
$.28 per share                          -             -      (  710,156)           -       (  710,156)

Balance at December 31,
  1994                           3,000,000     1,913,216     15,333,400    (2,539,592)     17,707,024

Net income                              -             -       2,948,904            -        2,948,904

Sale of treasury stock                  -         47,851             -         91,223         139,074

Cash dividend declared
  $.31 per share                        -             -      (  790,078)           -       (  790,078)

Balance at December 31,
  1995                           3,000,000     1,961,067     17,492,226    (2,448,369)     20,004,924

Net income                              -             -       3,092,127            -        3,092,127

Sale of treasury stock                  -         48,979             -         32,720          81,699

Cash dividend declared
  $.26 per share                        -             -      (  665,436)           -       (  665,436)

Balance at December 31,
  1996                         $ 3,000,000   $ 2,010,046   $ 19,918,917   $(2,415,649)   $ 22,513,314

The accompanying notes are an integral part of these financial statements.

				SOUTHWEST GEORGIA FINANCIAL CORPORATION

				 CONSOLIDATED STATEMENTS OF CASH FLOWS
			 for the years ended December 31, 1996, 1995, and 1994
							  1996            1995            1994
Cash flows from operating activities:
  Net income                                         $  3,092,127    $  2,948,904    $  2,668,795
  Adjustments to reconcile net income to net
    cash provided by operating activities:
    Provision for loan losses                             180,000         260,000         120,000
    Depreciation                                          447,618         353,385         328,836
    Amortization of intangible assets                          -              396          17,821
    Net amortization and accretion of investment
      securities                                           16,564          96,311         494,044
    Net realized loss on sale of securities
      held to maturity                                         -          132,908         384,247
    Net loss (gain) on sale and disposal of assets         13,406     (    15,110)    (       956)
    Changes in:
      Other assets                                    (   182,157)    ( 1,851,481)    ( 1,932,775)
      Other liabilities                                   185,039         452,880     (   255,516)

	Net cash provided by operating activities       3,752,597       2,378,193       1,824,496

Investing activities:
  Proceeds from maturities of securities held
    to maturity                                        11,000,000      34,312,969      18,196,796
  Purchases of securties held to maturity             (15,169,377)    (42,277,016)    (25,831,860)
  Net change in other short-term investments          ( 1,925,000)      2,610,000       5,470,000
  Net change in loans                                      72,953       1,553,951     ( 8,021,687)
  Purchase of premises and equipment                  (   533,604)    ( 1,072,772)    (   466,206)
  Proceeds from sales of other assets                     483,688       1,163,769         107,424
  Net (increase) decrease in interest bearing
    deposits with banks                                 3,184,768     ( 1,222,601)    ( 3,039,510)

	Net cash used for investing activities        ( 2,886,572)    ( 4,931,700)    (13,585,043)

Financing activities:
  Net change in deposits                              (   940,882)      3,594,525      15,092,707
  Net change in federal funds purchased and
    securities sold under repurchase agreements           366,946     ( 1,428,000)    ( 2,257,645)
  Cash dividends declared                             (   665,436)    (   790,078 )   (   710,156)
  Proceeds from sale of treasury stock                     81,699         139,074          65,661
	Net cash provided by (required for)
	 financing activities                         ( 1,157,673)      1,515,521      12,190,567

Increase (decrease) in cash and due from banks        (   291,648)    ( 1,037,986)        430,020

Cash and due from banks - beginning of year             7,645,411       8,683,397       8,253,377

Cash and due from banks - end of year                $  7,353,763    $  7,645,411    $  8,683,397

Cash paid during the year for:
Income taxes                                         $  1,294,500    $  1,577,750    $  1,497,574
Interest paid                                        $  7,218,992    $  7,101,621    $  5,759,497

The accompanying notes are an integral part of these financial statements.

		    SOUTHWEST GEORGIA FINANCIAL CORPORATION

		  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
				  __________

1.   Summary of Significant Accounting Policies

     The accounting and reporting policies of Southwest Georgia Financial Corporation and Subsidiary (The Corporation) conform to generally accepted accounting principles and to general practices within the banking industry. The following is a description of the more significant of those policies.

     Principles of Consolidation

     The consolidated financial statements include the accounts of Southwest Georgia Financial Corporation and its wholly owned Subsidiary, Southwest Georgia Bank (formerly known as Moultrie National Bank). All significant intercompany accounts and transactions have been eliminated in the consolidation.

     Use Of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with these evaluations, management obtains independent appraisals for significant properties.

     A substantial portion of the Corporation's loans are secured by real estate located primarily in Georgia. Accordingly, the ultimate collection of these loans is susceptible to changes in the real estate market conditions of this market area.

     Securities Held To Maturity

     Investments in securities are accounted for as securities to be held to maturity. The Corporation has the positive intent and ability to hold these securities to maturity. Investments are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method over the period to maturity. Gains or losses on the sale of investment securities are recognized upon disposition of the related security.

     A decline in the market value of any held-to-maturity investment below cost that is deemed other than temporary is charged to earnings and establishes a new cost basis for the security.

				  __________

1.   Summary of Significant Accounting Policies, Continued

     Premises and Equipment

     Premises and equipment are carried at cost, less accumulated depreciation, computed on straight-line or accelerated rates over the estimated useful lives of the assets. The range of estimated useful lives for buildings and improvements is 15 to 40 years, and for furniture and equipment, 3 to 10 years.

     Loans and Allowances for Loan Losses

     Loans are stated at principal amounts outstanding less unearned income and the allowance for loan losses. Interest income is credited to income based on the principal amount outstanding at the respective rate of interest except for interest on certain installment loans made on a discount basis which is recognized in a manner that results in a level-yield on the principal outstanding.

     Accrual of interest income is discontinued on loans when, in the opinion of management, collection of such interest income becomes doubtful. Accrual of interest on such loans is resumed when, in management's judgement, the collection of interest and principal becomes probable.

     Fees on loans and costs incurred in origination of most loans are recognized at the time the loan is placed on the books. Because loan fees are not significant, the results on operations are not materially different than the results which would be obtained by accounting for loan fees and costs in accordance with generally accepted accounting principles.

     The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes the collection of the principal is unlikely. The allowance is an amount which management believes will be adequate to absorb estimated losses on existing loans that may become uncollectible based on evaluation of the collectibility of loans and prior loss experience. This evaluation takes into consideration such factors as changes in the nature and volume of the loan portfolios, current economic conditions that may affect the borrowers ability to pay, overall portfolio quality and review of specific problem loans.

     Management believes that the allowance for loan losses is adequate.
     While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based upon changes in economic conditions. Also, various regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowance for loan losses. Such agencies may require the Corporation to recognize additions to the allowance based on their judgements of information available to them at the time of their examination.

				  __________

1.   Summary of Significant Accounting Policies, Continued

     Loans and Allowances for Loan Losses, Continued

     Effective January 1, 1995, the Corporation adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan as Amended by SFAS No. 118", "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures". A loan is impaired when, based on current information, it is probable that all amounts due according to the contractual terms of the loan will not be collected. Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. The adoption of SFAS No. 115 and No. 118 had no significant impact on the consolidated financial statements.

     Earnings Per Share

     Earnings per share are based on the weighted average number of common shares outstanding during the year. All share and per share data have been adjusted to reflect the 1996 two-for-one split effected in the form of a stock dividend.

     Retirement Plans

     The Corporation and its subsidiary have pension plans covering substantially all employees. The Corporation makes annual contributions to the plans in amounts not exceeding the regulatory requirements.

     Income Taxes

     The Corporation and its subsidiary file a consolidated income tax return. The subsidiary provides for income taxes based on its contribution to income taxes (benefits) of the consolidated group.

     Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws on the date of enactment.

     Recent Accounting Pronouncements

     During 1996, the Financial Accounting Standards Board (FASB) issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This new standard will become effective on January 1, 1997 and will require the Corporation to disclose the fair value of certain assets obtained or liabilities incurred in transfers of

				  __________

1.   Summary of Significant Accounting Policies, Continued

     financial assets during the year. Management does not expect this new standard to have a material impact on the consolidated financial statements.

     Statement of Cash Flows

     For purposes of the Statement of Cash Flows, the Corporation considers cash and due from banks to include cash on hand and amounts due from banks, including interest bearing and non-interest bearing deposits in other banks.

     Trust Department

     Trust income is included in the accompanying consolidated financial statements on the cash basis in accordance with established industry practices. Reporting of such fees on the accrual basis would have no material effect on reported income.


2.   Securities Held To Maturity

     The carrying amounts of securities to be held to maturity as shown in the consolidated balance sheets and their estimated fair values at December 31 were as follows:

			      Carrying      Unrealized     Unrealized       Estimated
			       Amount         Gains          Losses         Fair Value
     December 31, 1996:

     U. S. Treasury and
       U. S. Government
       Agency Securities    $ 71,474,756     $ 683,765      $ 299,664      $ 71,858,857
     State and municipal
       securities              2,580,000       132,786             -          2,712,786
     Other securities          1,425,443            -              -          1,425,443

	Total               $ 75,480,199     $ 816,551      $ 299,664      $ 75,997,086













						 -59-

			 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
					      __________

2.   Securities Held To Maturity, Continued

			      Carrying      Unrealized     Unrealized       Estimated
			       Amount          Gains         Losses         Fair Value

     December 31, 1995:

     U. S. Treasury and
       U. S. Government
       Agency Securities    $ 69,519,544     $ 1,663,663    $   4,894      $ 71,178,313
     State and municipal
       securities                500,000          24,478           -            524,478
     Other securities          1,307,843              -            -          1,307,843

	Total               $ 71,327,387     $ 1,688,141    $   4,894      $ 73,010,634

     At December 31, 1996 and 1995, securities with a par value of $24,622,000 and $25,412,000, respectively were pledged as collateral for public deposits and other purposes as required by law.

     There were no investments in obligations of state and municipal subdivisions which exceeded 10 percent of the Corporation's stockholders' equity at December 31, 1996.

     The carrying amount and estimated fair value of debt securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

								   Estimated
					 Carrying Amount           Fair Value
     Due in one year or less              $ 17,477,100            $ 17,495,010
     Due from one to five years             56,153,099              56,530,562
     Due from five to ten years                400,000                 417,313
     Due in over ten years                   1,450,000               1,554,201

	    Total                         $ 75,480,199            $ 75,997,086

				  __________

2.   Securities Held To Maturity, Continued

     Under special provisions adopted by the Financial Accounting Standards Board in October 1995, the Corporation disposed of some investments from securities held to maturity for $21,062,969 which resulted in a realized loss of $132,908. During the acquisition of Baker County Bank in 1994 (footnote 18), the Corporation disposed of investment in securities held to maturity for $6,196,796 which resulted in a realized loss of $348,247. This was done in order to maintain the liquidity position of the Corporation at the level it was prior to the acquisition allowed by the provisions of Financial Accounting Standards Statement 115 "Accounting for Certain Investments in Debt and Equity Securities".

3.   Loans and Allowance for Loan Losses

     The composition of the Corporation's loan portfolio at December 31, 1996 and 1995 was as follows:

							 1996             1995

     Commercial, financial and agricultural loans  $  18,449,820    $  17,706,016
     Real estate mortgage loans                       85,338,178       87,318,792
     Other loans                                         208,474           44,698
     Consumer loans                                   12,369,282       11,700,379

	    Loans outstanding                        116,365,754      116,769,885
     Unearned discount                              (    156,871)    (    177,172)
     Allowance for loan losses                      (  2,008,655)    (  2,139,532)

	    Net loans                              $ 114,200,228    $ 114,453,181

     The Corporation's only significant concentration of credit at December 31, 1996, occurs in real estate loans which totaled approximately $85 million. However, this amount is not concentrated in any specific market or geographic area.

     In the normal course of business, the Corporation's banking subsidiary has made loans at prevailing interest rates and terms to directors and executive officers of the Corporation and its subsidiary, and to their affiliates. The aggregate indebtedness to the Bank of these related parties approximated $995,000 and $1,047,000, at December 31, 1996 and 1995, respectively. During 1996, approximately $500,000 of such loans were made and repayments totaled approximately $552,000. None of these loans were restructured, nor were any related party loans charged off during 1996.

				  __________

3.   Loans and Allowance For Loan Losses, Continued

     Changes in the allowance for loan losses are as follows:
					       1996              1995
     Balance, January 1                    $ 2,139,532       $ 2,028,323
     Provision charged to operations           180,000           260,000
     Loans charged off                      (  370,608)       (  213,527)
     Recoveries                                 59,731            64,736

     Balance, December 31                  $ 2,008,655       $ 2,139,532

     Loans placed on non-accrual status amounted to $234,167 at December 31, 1996. Past due loans over ninety days amounted to $208,734.

4.   Bank Premises and Equipment

     The amounts reported as bank premises and equipment are as follows:
					       1996              1995
     Land                                  $   533,434       $   456,034
     Building                                3,233,040         3,170,738
     Furniture and equipment                 2,760,818         2,807,022
					     6,527,292         6,433,794
     Less accumulated depreciation          (3,193,331)       (3,162,187)

	    Total                          $ 3,333,961       $ 3,271,607

     Depreciation of premises and equipment was $447,618, $353,385 and $328,836 in 1996, 1995, and 1994, respectively.

5.   Deposits

     At December 31, 1996, the scheduled maturities of CDs are as follows:
	1997                                                 $ 74,329,000
	1998                                                   12,061,000
	1999                                                    3,225,000
	2000                                                    1,090,000
	2001 and thereafter                                       479,000

	       Total                                         $ 91,184,000

				  __________

6.   Short-Term Borrowings

     Federal funds purchased generally mature within one to four days. Securities sold under repurchase agreements mature within one year or less. Other borrowed funds consist of a Federal Home Loan Bank advance with interest at 5.72% due May 1997.

     The Federal Reserve Board requires that banks maintain reserves based on their average deposits in the form of vault cash and average deposit balances at the Federal Reserve Banks. For the year ended December 31, 1996, the Corporation's subsidiary banks' reserve requirements averaged approximately $1,367,000.

     Information concerning federal funds purchased, securities sold under repurchase agreements, and Federal Home Loan Bank advances is summarized as follows:

							 1996              1995
       Average balance during the year               $ 3,567,352       $ 3,729,504
       Average interest rate during the year                5.69%             5.72%
       Maximum month-end balance during the year     $ 5,075,306       $ 3,810,000

7.   Long-Term Debt

     Long-term debt of $8,000,000 at December 31, 1996 consisted of borrowings from the Federal Home Loan Bank. The money was borrowed to provide funding to support residential mortgage lending. The funds were financed for eight years at a fixed rate of 6.02 percent and are collateralized by the Corporation's investment securities. The borrowings can be repaid any time subject to an interest penalty, if the future borrowing rates are lower than the acquired borrowing rate.

     No required annual principal payments on long-term debt are due for the four years subsequent to December 31, 1996. The Federal Home Loan Bank borrowing is due December 15, 2001.

8.   Pension Plan

     The Bank has a noncontributory defined benefit pension plan which covers all employees who have attained the age of 21 years and completed one year of continuous service. The Bank is providing for the cost of this plan as benefits are accrued based upon actuarial determinations employing the aggregate funding method.

				  __________

8.   Pension Plan, Continued

     The table of actuarially computed benefit obligations and net assets of the Plan at December 31, 1996, 1995, and 1994 is presented below.
						  1996            1995         1994
     Actuarial present value of
       benefit obligations:
       Accumulated benefit obligation,
	 including vested benefits
	 of $2,872,300, $2,501,000,
	 and $2,131,000 for 1996,
	 1995, and 1994, respectively          $ 3,082,600    $ 2,649,000    $ 2,242,000

     Projected benefit obligation for
       service rendered to date                $(3,605,300)   $(3,283,000)   $(2,831,000)
     Plan assets at fair value, primarily
       bond and mutual funds                     3,705,000      3,492,000      3,037,000

	    Plan assets in excess of
	      projected benefit obligation          99,700        209,000        206,000

     Prepaid pension cost                      $    99,700    $   209,000    $   206,000


     Net pension cost of 1996, 1995, and 1994
       included the following components:
       Service cost - benefits earned during
	 the period                            $   197,500    $   182,915    $   172,162
       Interest cost on projected benefit
	 obligations                               279,400        219,400        221,665
       Actual return on plan assets             (  175,400 )   (  339,549)    (   43,367)

	    Net periodic pension cost          $   301,500    $    62,766    $   350,460

				      -64-

			 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
					      __________

8.   Pension Plan, Continued

     Assumptions used to determine net periodic pension costs as of December 31,
     1996, 1995, and 1994 respectively were:
						1996           1995         1994
     Discount rates                             7.75%          7.75%        7.75%
     Rates of increase in compensation levels   6.00%          6.00%        6.00%
     Expected long-term rate of return
       on plan assets                           7.75%          7.75%        7.75%

     At December 31, 1996, the plan assets included cash and cash equivalents,
     U. S. Treasury Bonds and Notes and investment in other government agencies.

9.   Employee Stock Ownership Plan

     The Corporation has a nondiscriminatory Employee Stock Ownership Plan and Trust to be administered by an independent trustee. The plan was established to purchase and hold Southwest Georgia Financial Corporation stock for all eligible employees. Contributions to the plan are made solely by the Corporation and are at the discretion of the Board of Directors. The contributions were $354,659 in 1996, $348,595 in
     1995, and $324,826 in 1994.

10.  Directors Deferred Compensation Plan

     The Corporation has a voluntary deferred compensation plan for the Board of Directors administered by an insurance company. The plan stipulates that if a director participates in the Plan for four years, the Bank will pay the director future monthly income for ten years beginning at normal retirement age, and that the Bank will make specified monthly payments to the director's beneficiaries in the event of his or her death prior to the completion of such payments. The plan is funded by actual life insurance policies with the Bank as the named beneficiary.

11.  Directors and Executive Officers Stock Purchase Plan

     The Corporation has adopted a stock purchase plan for the executive officers and directors of Southwest Georgia Financial Corporation. The stock offering is exempt under the Securities Act of 1933 Regulation D and additionally exempt under Georgia law. Under the plan, participants may elect to contribute up to $300 monthly of salary or directors fees and receive company common stock with an aggregate value of 1.5 times their contribution. The expense incurred during 1996, 1995, and 1994 on the part of the corporation totaled $27,550, $24,900 and $21,725 respectively.

				      -65-

			 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
					      __________

12.  Income Taxes

     Components of income tax expense for 1996, 1995, and 1994 are as follows:
					     1996             1995            1994
     Current payable                     $ 1,576,800     $ 1,484,200     $ 1,511,200
     Deferred taxes (benefits)                44,200          71,000      (   11,400)

	 Total income taxes              $ 1,621,000     $ 1,555,200     $ 1,499,800

     The reasons for the difference between the federal income taxes in the consolidated statements of income and the amount computed by applying the statutory federal income tax rate to income taxes are as follows:

					     1996             1995            1994
     Taxes at statutory income tax rate  $ 1,885,251     $ 1,801,642     $ 1,667,438
     Reductions in taxes resulting
       from the exempt income             (   19,063)     (   20,719)     (   22,827)

     Other timing differences             (  245,188)     (  225,723)     (  144,811)

	    Total income taxes           $ 1,621,000     $ 1,555,200     $ 1,499,800

     The sources of timing differences for tax reporting purposes and the related deferred taxes recognized in 1996, 1995, and 1994 are summarized as follows:

					     1996             1995            1994
     Accretion of discount (net
       of maturities)                    $     83,400    $      90,000    $     12,600

     Gain on disposition of
       discounted bonds                   (    39,200)    (     19,000)    (    24,000)

	    Total deferred taxes         $     44,200    $      71,000    $(    11,400)

13.  Related Party Transactions

     The Employee Stock Ownership Plan and Trust of Southwest Georgia Financial Corporation presently holds 466,776 shares of the Corporation's stock of which no shares have been pledged.
				      -66-

	     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
				  __________

14. Commitments, Contingent Liabilities and Financial Instruments With Off-Balance-Sheet Risk

     In the normal course of business, various claims and lawsuits are pending against the Corporation. Management, after reviewing with counsel all actions and proceedings, considers that the aggregate liability or loss, if any, resulting therefrom will not be material.

     The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own risk exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit in the form of loans or through letters of credit. The instruments involve to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the Consolidated Balance Sheets. The contract or notional amounts of the instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

     Commitments to extend credit are contractual obligations to lend to a customer as long as all established contractual conditions are satisfied. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee by a customer.

     Standby letters of credit and financial guarantees are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Standby letters of credit and financial guarantees are generally terminated through the performance of a specified condition or through the lapse of time.

     The Corporation's exposure to credit loss in the event of non-performance by the other party to commitments to extend credit and standby letters of credit is represented by the contractual or notional amounts of these instruments. As these off-balance-sheet financial instruments have essentially the same credit risk involved in extending loans, the Corporation generally uses the same credit and collateral policies in making these commitments and conditional obligations as it does for on-balance-sheet instruments. For interest rate contracts, the notional amount does not represent exposure to credit loss. Instead, the amount potentially subject to credit loss is substantially less. Since many of the commitments to extend credit and standby letters of credit are expected to expire without being drawn upon, the contractual or notional amounts do not represent future cash requirements.
				      -67-

	       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
				  __________

14. Commitments, Contingent Liabilities and Financial Instruments With Off-Balance-Sheet Risk, continued

     The contractual or notional amounts of financial instruments having credit risk in excess of that reported in the Consolidated Balance Sheets are as follows:

					      December 31, 1996     December 31, 1995
     Financial instruments whose contract
       amounts represent credit risk:
       Commitments to extend credit              $ 20,465,178          $ 21,150,000
       Standby letters of credit and
	 financial guarantees                    $     45,000          $     10,000

15.  Disclosures About Fair Value of Financial Instruments

     SFAS No. 107 "Disclosures About Fair Value Of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. Those techniques can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

     Cash and Short-Term Investments

     For those short-term investments, the carrying amount is a reasonable estimate of fair value.

     Investment Securities

     For U. S. Government and U. S. Government Agency securities, fair values are based on market prices or dealer quotes. For other investment securities, fair value equals quoted market price if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities as the basis for a pricing matrix.

     Loans

     For all homogenous categories of loans, the fair value is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

				      -68-
     Deposits

     The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at December 31, 1996.
     The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

     Short-Term Borrowings and Securities Sold Under Repurchase Agreements

     For those short-term borrowings, the carrying amount is a reasonable estimate of fair value. The fair value of securities sold under repurchase agreements is estimated by discounting the future cash flow using the rates currently offered for securities sold under repurchase agreements of similar remaining maturities.

     Long-Term Debt

     Rates currently available to the Corporation for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

     Commitments to Extend Credit and Standby Letters of Credit

     The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, and the present credit worthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties.

     Limitations

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Those estimates do not reflect any premium or discount that could result from offering for sale at one time the Corporation's entire holdings of a particular instrument. Because no market exists for a significant portion of the financial instruments, fair value estimates are based on many judgements. These estimates are subjective in nature and involve matters of judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

				      -69-


	     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued
				  __________

15.  Disclosures About Fair Value of Financial Instruments, Continued

     The carrying amount and estimated fair values of the Corporation's financial instruments are as follows:
				    December 31, 1996           December 31, 1995
				   Carrying       Fair         Carrying       Fair
				    Amount       Value          Amount        Value
				  (Thousands Of Dollars)      (Thousands Of Dollars)
     Financial assets:
       Cash                       $   7,354   $    7,354     $   7,645     $   7,645
       Securities held to
	maturity                     75,480       75,997        71,327        73,011
       Short-term investments         3,242        3,242         4,502         4,502
       Loans                        116,209      115,995       116,593       115,078
       Less:  allowance
	 for loan losses              2,009        2,009         2,140         2,140
     Financial liabilities:
       Deposits                     172,869      173,913       173,810        173,351
       Securities sold under
	 agreements to repurchase     2,177        2,186         1,810          1,817
       Short-term borrowings          1,500        1,498         1,500          1,502
       Long-term debt                 8,000        7,846         8,000          8,039
     Unrecognized financial
       instruments:
       Commitments to extend
	 credit                      20,465       20,465        21,150         21,150
     Standby letters of credit           45           45            10             10

16.  Supplemental Financial Data

     Components of other operating expense in excess of 1 percent of gross revenue for the respective periods are as follows:
						Years Ended December 31
					1996              1995              1994
     Data processing                 $ 326,664         $ 312,644         $ 277,706
     FDIC assessment fees            $ 229,994         $ 236,789         $ 348,468
     Purchased deposit fees          $ 184,092         $ 220,908         $ 257,700
     Charitable contributions        $      -          $ 198,154         $      -

				      -70-

17.  Stockholder's Equity

     Dividends paid by the Bank subsidiary are the primary source of funds available to the parent company for payment of dividends to its shareholders and other needs. Banking regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agency. At December 31, 1996, approximately $3.1 million of the Bank subsidiary net assets were available for payment of dividends without prior approval from the regulatory authorities.

     Banking regulatory agencies have approved guidelines to implement a risk-based capital framework that makes capital requirements more sensitive to the risk profiles of individual banking companies. These guidelines define capital as either Core (Tier One) capital or Supplementary (Tier
     Two) capital. Tier One capital consists primarily of tangible common stockholders' equity while Tier Two capital is comprised of certain debt instruments and a portion of the reserve for loan losses. Risk-based capital regulations required banks to maintain an 8 percent total risk-based capital ratio of which 4 percent must consist primarily of tangible common stockholders' equity (Tier One capital). The Company's ratios under these rules at December 31, 1996 and 1995 are set forth in the table below. The Company's leverage ratio at December 31, 1996 was 10.97 percent.

     As a result of regulatory limitations at December 31, 1996, approximately $15,995,000 of the parent company's investment in net assets of the subsidiary bank of $18,858,000, as shown in the accompanying condensed balance sheets, was restricted from transfer by the subsidiary bank to the parent company in the form of cash dividends.

     On June 19, 1996, the Corporation declared a two-for-one stock split effected in the form of a stock dividend, payable to shareholders of record July 22, 1996. Share and per share data for all periods presented have been retroactively restated to reflect the additional shares outstanding resulting from the stock split.

									     To Be Well
									  Capitalized Under
							For Capital       Prompt Corrective
				      Actual         Adequacy Purposes    Action Provisions
				 Amount     Ratio    Amount      Ratio    Amount       Ratio
     As of December 31, 1996:
       Total Capital
	 (to risk weighted
	 assets)               $23,983,208  20.49%   $9,364,223  >8.00%   $11,705,279  >10.00%
       Tier I Capital
	 (to risk weighted
	 assets)               $22,513,314  19.23%   $4,682,112  >4.00%   $ 7,023,167  > 6.00%
       Tier I Capital
	 (to average
	 assets)               $22,513,314  10.97%   $6,159,469  >3.00%   $10,265,782  > 5.00%

					      __________

17.  Stockholder's Equity, Continued

									      To Be Well
									   Capitalized Under
							For Capital        Prompt Corrective
				      Actual         Adequacy Purposes     Action Provisions
				 Amount     Ratio     Amount     Ratio     Amount       Ratio
     As of December 31, 1995:
       Total Capital
	 (to risk weighted
	 assets)               $20,897,789  18.19%   $9,192,988  >8.00%   $11,491,235  >10.00%
       Tier I Capital
	 (to risk weighted
	 assets)               $19,452,704  16.93%   $4,596,494  >4.00%   $ 6,894,741  > 6.00%
       Tier I Capital
	 (to average
	 assets)               $19,452,704   9.64%   $6,054,411  >3.00%   $10,090,686  > 5.00%

18.  Business Combination

     Effective December 2, 1994, the Company completed the acquisition of certain assets and the assumption of deposits of Baker County Bank in Newton, Georgia. The Company acquired approximately $15.2 million of assets which included cash and due from bank balances, investment securities, certain loans and accrued interest receivables, and premises and equipment. Also, the Company assumed approximately $15.2 million of deposits and other liabilities. The acquisition was accounted for as a purchase.

				  __________

19. Condensed Financial Information of Southwest Georgia Financial Corporation Parent Company Only

			     Condensed Balance Sheets
			 as of December 31, 1996 and 1995
			      (Thousands Of Dollars)
				   ___________
				      ASSETS                1996              1995
     Cash                                                $  3,625          $  3,835
     Investment in consolidated wholly
       owned bank subsidiary, at equity                    18,858            16,584
     Other assets                                             332                51

	    Total assets                                 $ 22,815          $ 20,470

			 LIABILITIES AND STOCKHOLDERS' EQUITY

     Other liabilities                                   $    302          $    465

     Stockholders' equity:
       Common stock, $1 par value; authorized
	 5,000,000 shares; issued 3,000,000 shares          3,000             3,000
       Capital surplus                                      2,010             1,961
       Retained earnings                                   19,919            17,492
       Treasury stock, 439,209 shares for
	 1996 and 445,158 shares for 1995                 ( 2,416)          ( 2,448)

	    Total stockholders' equity                     22,513             20,005

	    Total liabilities and stockholders' equity   $ 22,815          $  20,470

					      __________

19. Condensed Financial Information of Southwest Georgia Financial Corporation Parent Company Only, Continued

		     Condensed Statements of Income and Expense
		for the years ended December 31, 1996, 1995, and 1994
				(Thousands of Dollars)
				      __________
<CAPTION
					 1996            1995             1994
     Income:
       Dividend received from
	 bank subsidiary              $    775        $  1,000         $ 1,000
       Other                               197             177             150
	    Total income                   972           1,177           1,150

     Expenses:
     Interest expense                       -               -               -
       Other                               108              40              77

	    Total expense                  108              40              77

     Income before income taxes
       and equity in undistributed
       income of bank subsidiary           864           1,137           1,073

     Income tax benefit - allocated
       from consolidated return        (    46)        (    51)         (   26)

	    Income before equity
	      in undistributed
	      income of subsidiary         818           1,086           1,047

     Equity in undistributed income
       of subsidiary                     2,274           1,863           1,622

	    Net income                   3,092           2,949           2,669

     Retained earnings - beginning
       of year                          17,492          15,334          13,375

     Dividends                         (   665)        (   791)        (   710)

     Retained earnings - end of year  $ 19,919        $ 17,492        $ 15,334

					      __________

19. Condensed Financial Information of Southwest Georgia Financial Corporation Parent Company Only, Continued

		       Condensed Statements of Cash Flows
	      for the years ended December 31, 1996, 1995, and 1994
			     (Thousands Of Dollars)
				    __________
					    1996            1995            1994
     Operating activity:
       Net income                         $ 3,092         $ 2,949         $ 2,669
       Adjustments to reconcile net
	 income to net cash provided
	 by operating activities:
	 Equity in undistributed
	   earnings of subsidiary          (2,274)         (1,863)         (1,622)
	 Changes in:
	   Other assets                    (  281)         (    6)             16
	   Other liabilities               (  163)             54             411

	    Net cash provided by
	      operating activities            374           1,134           1,474

     Dividends declared to stockholders    (  665)         (  791)         (  710)
     Repayment of long-term borrowings         -               -               -
     Sale of treasury stock                    81             139              65

	    Net cash provided (used)
	      for financing activities     (  584)         (  652)         (  645)

	    Increase (decrease) in cash    (  210)            482             829

     Cash - beginning of year               3,835           3,353           2,524

     Cash - end of year                   $ 3,625         $ 3,835         $ 3,353

     Supplemental information:
       Interest paid                      $    -          $    -          $    -

20.  Reclassifications

     Certain reclassifications have been made to the Consolidated Statements of Income for the years ended December 31, 1995 and 1994, presented herein; however, such reclassifications have no effect on the financial position at December 31, 1995 and 1994, or on the results of operations, changes in fund balance or cash flows for the years then ended.